Exhibit 99.1

CHINAEDU REPORTS SECOND QUARTER 2013 RESULTS

Net Revenue Increases 21.9 Percent Year-Over-Year to $22.9 Million

Excluding Non-recurring Revenue, Net Revenue Increases 16.1 Percent Year-Over-Year to $21.7 Million

Net Income Attributable to ChinaEdu per Diluted ADS Reaches 27.9 Cents

BEIJING–September 11, 2013 – ChinaEdu Corporation (NASDAQ: CEDU) (“ChinaEdu” or the “Company”), a leading online educational services provider in China, today announced its unaudited financial results for the second quarter ended June 30, 2013.1

Second Quarter 2013 Highlights

•	Total net revenue was $22.9 million for the second quarter of 2013, exceeding the Company’s guidance range for the quarter and representing a 21.9 percent increase from $18.7 million in the corresponding period of 2012. Excluding non-recurring revenue of $1.2 million, total net revenue increased by 16.1% to $21.7 million.
•	Net revenue from online degree programs was $18.5 million, an increase of 23.6 percent from $15.0 million in the corresponding period of 2012.
•	Net income attributable to ChinaEdu was $2.8 million, an increase of 84.3 percent from $1.5 million in the corresponding period of 2012.
•	Adjusted net income attributable to ChinaEdu[2] was $3.3 million, an increase of 66.8 percent from $2.0 million in the corresponding period of 2012.
•	Net income attributable to ChinaEdu per diluted ADS[3] was $0.279, an increase of 210.9 percent from $0.089 in the corresponding period of 2012.
•	Adjusted net income attributable to ChinaEdu per diluted ADS[4] was $0.333, an increase of 183.3 percent from $0.118 in the corresponding period of 2012.
•	The number of revenue students[5] enrolled in online degree programs during the Spring 2013 semester increased by 14.5 percent year-over-year to approximately 221,000 students.

Julia Huang, executive chairman of ChinaEdu commented, “We are pleased with our financial performance in the second quarter of 2013. We ended the Spring Semester of our core online degree program with growth exceeding our expectation. Looking forward into the second half of 2013, we will continue to execute on plans laid out by our board of directors and management team at the beginning of the year and focus on continuously developing industry leading interactive technology while remaining vigilant in regard to cost control to ensure ongoing profitability. However, we maintain a conservative outlook on the upcoming Fall enrollment and remain committed to quality of students as well as programs. ”

1 The reporting currency of the Company is RMB, but for the convenience of the reader, the amounts for the three months ended June 30, 2013 are presented in U.S. dollars. Unless otherwise stated, all translations from RMB to U.S. dollars were made at the rate of RMB6.1374 to $1.00, the noon buying rate in effect on June 30, 2013 in the H.10 statistical release of the Federal Reserve Board. The Company makes no representation that the RMB or U.S. dollar amounts referred could be converted into U.S. dollars or RMB, as the case may be, at any particular rate or at all. For analytical presentation, all percentages are calculated using the numbers presented in the financial statements contained in this earnings release. An explanation of the Company’s non-GAAP financial measures is included in the section entitled “Non-GAAP Financial Measures” below, and the related reconciliations to GAAP financial measures are presented in the accompanying financial statements.

2 “Adjusted net income attributable to ChinaEdu” is a non-GAAP measure defined as net income attributable to ChinaEdu excluding share-based compensation net of non-controlling interests’ portion, amortization of intangible assets and land use rights, and intangible assets impairment.

3 “ADS” is American Depositary Share. Each ADS represents three ordinary shares.

4 “Adjusted net income attributable to ChinaEdu per diluted ADS” is a non-GAAP measure which is computed using adjusted net income attributable to ChinaEdu over the number of ADSs used in net income attributable to ChinaEdu per diluted ADS calculation.

5 “Revenue students” refers to students of university online degree programs who have paid tuitions. The numbers for the three months ended June 30, 2013 and 2012 are revenue students in Spring 2013 and Spring 2012, respectively.

1

Exhibit 99.1

Financial Results for the Second Quarter Ended June 30, 2013

Net Revenue

Total net revenue for the second quarter of 2013 was $22.9 million, a 21.9 percent increase from $18.7 million in the corresponding period of 2012. Excluding non-recurring revenue of $1.2 million, the result of certain technology services being provided to online degree programs, total net revenue increased by 16.1% to $21.7 million.

Net revenue from online degree programs for the second quarter of 2013 was $18.5 million, a 23.6 percent increase over $15.0 million in the corresponding period of 2012. The increase in net revenue from online degree programs was primarily due to organic growth in revenue students enrolled in online degree programs, and continued expansion and optimization of the Company’s learning centers network. Enrollment for 2013 Spring semester online degree programs was approximately 221,000 revenue students, a 14.5 percent increase from approximately 193,000 revenue students enrolled in the Spring semester in 2012.

By the end of the second quarter of 2013, ChinaEdu’s learning centers network was providing recruiting services for 23 universities with 125 operational learning centers, of which 61 were proprietary centers6 and 64 were contracted centers7. This compares to 113 operational learning centers as of June 30, 2012, of which 55 were proprietary and 58 were contracted centers.

Net revenue from non-degree programs, including online tutoring programs, private primary and secondary schools and international curriculum programs in the second quarter of 2013 was $4.3 million, a 15.2 percent increase from $3.7 million in the second quarter of 2012. Of that, approximately $0.4 million was attributable to enrollment growth and increased tuition at our private school in Anqing.

Cost of Revenue

Total cost of revenue for the second quarter of 2013 was $8.3 million, an increase of 8.9 percent, from $7.7 million in the corresponding period of 2012.

Cost of revenue for online degree programs in the second quarter of 2013 was $5.8 million, an increase of 15.4 percent compared to $5.1 million in the corresponding period of 2012. The increase in cost of revenue was primarily related to staff costs increasing by $0.3 million and service station fees increasing by $0.4 million.

Cost of revenue for non-degree programs in the second quarter of 2013 was $2.5 million, a decrease of 3.9 percent from $2.6 million in the second quarter of 2012. The decrease in cost of revenue for non-degree programs was primarily related to decreased leasing costs associated with our international curriculum programs and online tutoring programs.

Gross Profit and Gross Margin

Gross profit for the second quarter of 2013 was $14.5 million, compared to $11.1 million in the corresponding period of 2012. Gross margin increased to 63.5 percent, compared to 59.2 percent for the corresponding period of 2012.

6 Proprietary centers refer to self-owned learning centers operated either under the Company’s own brand name or the brand name of a university pursuant to a licensing arrangement with that university.

7 Contracted centers refer to agreement with third party learning centers pursuant to which the Company only provides assistance applying for approval from provincial level education authorities as well as securing additional university online degree programs. In return, the Company receives a percentage of the tuition earned by these third party learning centers.

2

Exhibit 99.1

Gross margin for online degree programs was 68.5 percent, an increase from 66.3 percent in the second quarter of 2012. The increase was primarily the result of the significant increase in total net revenue as well as the continued effect of cost control measures.

Gross margin for online tutoring programs increased significantly to 67.0 percent from 57.7 percent in the second quarter of 2012, mainly due to increased net revenue as well as decreased lease and service costs.

Gross margin for private schools in the second quarter of 2013 increased to 30.4 percent, compared to 26.1 percent in the corresponding period of 2012. The increase in gross margin was primarily the result of increased net revenue at our Anqing school.

Operating Expenses

Total operating expenses were $7.7 million in the second quarter of 2013, an increase of 4.5 percent from $7.4 million in the corresponding period of 2012. As a percentage of net revenue, total operating expenses decreased to 33.9 percent, compared to 39.5 percent in the corresponding period in 2012. The increase in total operating expense was the result of the following:

•	General and administrative expenses for the second quarter of 2013 were $3.9 million, a slight decrease of 1.6 percent from $4.0 million in the corresponding period of 2012. As a percentage of net revenue, general and administrative expenses decreased to 17.0 percent from 21.1 percent in the same period in 2012.
•	Selling and marketing expenses were $1.9 million in the second quarter of 2013, an increase of 3.8 percent compared to $1.8 million in the corresponding period of 2012. As a percentage of net revenue, selling and marketing expenses decreased to 8.4 percent from 9.8 percent in the same period in 2012. The increase in selling and marketing expense was primarily related to increased advertising expenses associated with our online tutoring programs and travel expenses associated with our online degree programs.
•	Research and development expenses for the second quarter of 2013 were $1.9 million, an increase of 20.2 percent compared to $1.6 million in the corresponding period of 2012. As a percentage of net revenue, the research and development expense decreased slightly to 8.5 percent in the second quarter of 2013, compared to 8.6 percent in the corresponding period of 2012. The increase in the research and development expenses was primarily the result of increased staff costs associated with the company’s investment in technology upgrades.

Income from Operations

Income from operations in the second quarter of 2013 was $6.8 million, an increase of 83.9 percent compared to $3.7 million in the corresponding period of 2012. Operating margin increased to 29.7 percent in the second quarter of 2013, compared to 19.7 percent in the corresponding period of 2012.

Adjusted income from operations, a non-GAAP measure defined as income from operations excluding share-based compensation, amortization of intangible assets, land use rights and intangible assets impairment, was $7.3 million in the second quarter of 2013, an increase of 74.8 percent compared to $4.2 million in the corresponding period of 2012.

Adjusted operating margin, a non-GAAP measure defined as the ratio of adjusted income from operations (non-GAAP) over net revenue, for the second quarter of 2013 increased to 32.0 percent, compared to 22.3 percent in the corresponding period of 2012.

3

Exhibit 99.1

Interest expense

Interest expense for the second quarter of 2013 was $0.5 million, which was primarily related to loans with The Bank of East Asia, Limited.

Income Tax Expense

In the second quarter of 2013, the income tax expense was $1.6 million and the effective income tax rate was 23.9 percent.

Net Income Attributable to ChinaEdu

Net income attributable to ChinaEdu, which is net income, excluding net income attributable to non-controlling interests, was $2.8 million in the second quarter of 2013, representing an increase of 84.3 percent from $1.5 million in the corresponding period of 2012. The increase was primarily the result of a significant increase in gross profit, as well as effective cost and expense control.

Net income attributable to ChinaEdu per basic and diluted ADS was $0.310 and $0.279, respectively, for the second quarter of 2013, compared to $0.096 and $0.089, respectively, for the corresponding period of 2012. The increase was the result of the significant increase in net income attributable to ChinaEdu and a significant decrease of the number of diluted ADS after a share repurchase of 21,460,293 ordinary shares in aggregate between January and June 2013.

Adjusted net income attributable to ChinaEdu (non-GAAP) was $3.3 million in the second quarter of 2013, compared to $2.0 million in the corresponding period of 2012. Adjusted net margin, a non-GAAP measure defined as the ratio of adjusted net income attributable to ChinaEdu (non-GAAP) over net revenue, was 14.6 percent in the second quarter of 2013, compared to 10.7 percent in the corresponding period of 2012.

Adjusted net income attributable to ChinaEdu per basic and diluted ADS (non-GAAP) was $0.370 and $0.333 respectively, for the second quarter of 2013, compared to $0.126 and $0.118, respectively, for the corresponding period of 2012.

Deferred Revenue

As of June 30, 2013, deferred revenue was $24.3 million, consisting of current deferred revenue in the amount of $22.9 million and non-current deferred revenue in the amount of $1.4 million.

In general, Spring semester tuition for online degree programs is received during the second quarter but is recognized both in the second quarter and the third quarter of the fiscal year.

Private school revenue is received in September, but amortized over 6 or 12 months while online tutoring program revenue is mostly received at program enrollment and is amortized within 12 months.

Cash and Cash Equivalents and Term Deposits

As of June 30, 2013, the Company reported cash and cash equivalents and term deposits of $57.0 million, which primarily consisted of cash and cash equivalents, and term deposits with original maturity terms of greater than three months but less than one year.

4

Exhibit 99.1

Amounts Due from Related Parties

Amounts due from related parties, which represents cash owed to the Company by collaborative alliance partners, were $64.2 million as of June 30, 2013 compared to $49.2 million as of December 31, 2012.

2013 Year-to-Date Financial Results

Net Revenue

For the six months ended June 30, 2013, total net revenue was $42.3 million, representing an increase of 13.4 percent over $37.3 million in the corresponding period of 2012. Net revenue from online degree programs for the first half of 2013 was $33.9 million, representing a 13.1 percent increase from $30.0 million in the corresponding period of 2012. Net revenue from non-online degree programs for the first half of 2013 was $8.4 million, compared to $7.3 million in 2012, a 14.7 percent increase. Growth in total net revenue in the first half of 2013 was the result of strong enrollment in online degree programs in the Fall semester of 2012 as well as the Spring semester of 2013. Net revenue at the Anqing School increased by $0.7 million or 21.8% compared to the corresponding period in 2012, while the Company saw a continued decrease in revenue contributed by international and elite curriculum programs.

Cost of Revenue

For the six months ended June 30, 2013, total cost of revenue was $15.9 million, an increase from $15.1 million in the corresponding period of 2012. Cost of revenue for online degree programs in the first half of 2013 was $11.1 million, an increase of 10.8 percent compared to $10.0 million in the corresponding period of 2012. The increase in cost of revenue in the first half of 2013 was primarily the result of cost increases associated with a larger headcount and the expansion of the Company’s learning centers network.

Cost of revenue for non-online degree programs in the first half of 2013 was $4.8 million, a decrease of 4.6 percent compared to $5.1 million in the corresponding period of 2012. The decrease in cost of revenue was primarily related to the decrease in leasing costs and service costs associated with our 101 online tutoring programs, a decrease in leasing costs as well as a decrease in depreciation and amortization costs associated with international curriculum programs.

Gross Profit

Gross profit for the six months ended June 30, 2013 was $26.4 million, an increase of 18.7 percent compared with $22.2 million for the corresponding period in 2012.

Income from Operations

Income from operations was $11.1 million for the six months ended June 30, 2013, representing an increase of 51.3 percent from $7.3 million for the corresponding period of 2012. Operating margin was 26.2 percent for the six months ended June 30, 2013 compared to 19.6 percent for the corresponding period of 2012.

Adjusted income from operations (non-GAAP) was $12.2 million for the first half of 2013, representing an increase of 45.4 percent, compared to $8.4 million in the corresponding period of 2012. Adjusted operating margin (non-GAAP) for the six months ended June 30, 2013 was 28.8 percent, compared to 22.5 percent for the corresponding period in 2012.

5

Exhibit 99.1

Interest expense

Interest expense for the first half of 2013 was $0.8 million, which was primarily related to loans with The Bank of East Asia, Limited.

Income Tax Expense

Income tax expense for the first half of 2013 was $2.6 million, as compared with $1.8 million for the corresponding period of in 2012.

Net Income Attributable to Non-controlling Interests

Net income attributable to non-controlling interests was $4.1 million in first half of 2013, an increase of 10.9 percent compared to $3.7 million in the first half of 2012. The increase was primarily attributable to the non-controlling interest impact related to the increase in net income from online degree programs in the first half of 2013.

Net Income attributable to ChinaEdu

Net income attributable to ChinaEdu was $4.7 million for the six months ended June 30, 2013. This represents an increase of 46.0 percent from $3.2 million for the corresponding period of 2012. Net margin was 11.0 percent for the six months ended June 30, 2013, compared to 8.6 percent for the corresponding period of 2012.

Adjusted net margin was 13.6 percent for the six months ended June 30, 2013, compared to 11.3 percent for the corresponding period of 2012.The increase was primarily due to increased net income in the first half of 2013.

Third Quarter 2013 Guidance

ChinaEdu management expects total net revenue in the third quarter of 2013 to range from RMB132 million to RMB137 million or $21.5 million to $22.3 million, representing a 6 percent to 10 percent increase from RMB124 million or $20.2 million compared to the corresponding period of 2012.

Conference Call

ChinaEdu’s management will hold an earnings conference call at 8:00 a.m. U.S. Eastern Time on September 12, 2013 (8:00 p.m. Beijing/Hong Kong Time on September 12, 2013).

Dial-in details for the earnings conference call are as follows:

China	400 120 0539
Hong Kong	800 905 927
United Kingdom	0800 015 9725
United States	1 855 298 3404
New York City (Toll)	1 631 514 2526
Conference Title:	ChinaEdu Q2 2013 Earnings Conference Call
Conference Passcode:	ChinaEdu

A live and archived webcast of the conference call will be available on the investor relations page of ChinaEdu's website at http://ir.chinaedu.net and a replay of the conference call may be accessed by phone until September 18, 2013.

6

Exhibit 99.1

Dial-in numbers for the replay are as follows:

China	4001842240
Hong Kong	800 966 697
United Kingdom	0800 169 7301
United States	1 866 846 0868
Conference Title:	ChinaEdu Q2 2013 Earnings Conference Call
Replay Passcode:	2286813

Non-GAAP Financial Measures

To supplement the unaudited condensed consolidated financial information presented in accordance with Generally Accepted Accounting Principles in the United States of America (“GAAP”), the Company uses non-GAAP measures of income from operations and net income attributable to ChinaEdu, which are adjusted from results based on GAAP to exclude certain non-cash items of share-based compensation, amortization of intangible assets and land use rights and intangible assets impairment. Adjusted operating margin defined as the ratio of adjusted operating income from operation over net revenue. Adjusted net income attributable to ChinaEdu per basic and diluted ADS are a non-GAAP measure which are computed using adjusted net income attributable to ChinaEdu over the number of ADSs used in net income attributable to ChinaEdu per basic and diluted ADS calculation.

These non-GAAP financial measures are provided to enhance the investors’ overall understanding of the Company’s current and past financial performance in on-going core operations as well as prospects for the future. These measures should be considered in addition to results prepared and presented in accordance with GAAP, but should not be considered a substitute for or superior to GAAP results. Management considers the non-GAAP information as important measures internally and therefore deems it important to provide all of this information to investors.

About ChinaEdu

ChinaEdu Corporation is an educational services provider in China, incorporated as an exempted limited liability company in the Cayman Islands. Established in 1999, the Company’s primary business is to provide comprehensive services to the online degree programs of leading Chinese universities. These services include academic program development, technology services, enrollment marketing, student support services and finance operations. The Company’s other lines of businesses include the operation of private primary and secondary schools, online interactive tutoring services and providing marketing, support for international curriculum programs and online learning community for adult students.

The Company believes it is the largest service provider to online degree programs in China in terms of the number of higher education institutions that are served and the number of student enrollments supported. The Company currently provides technical, recruiting and other services to 27 universities with online degree programs and provides services and support to 11 additional universities that are awaiting regulatory approval to launch their online programs. Of these 38 universities, 13 of them have entered into collaborative alliances with ChinaEdu, ranging from 15 to 50 years in length. Eight of them have entered into technology service agreements, ranging from 3 to 20 years in length. ChinaEdu also performs recruiting services through its nationwide learning center network for 23 universities, including 6 with which the Company has either established collaborative alliances or entered into technology service agreements.

Forward-Looking Statements

This press release contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995, including certain plans, expectations, goals, and projections, which are subject to numerous assumptions, risks, and uncertainties. Forward-looking statements involve known and unknown risks, uncertainties and contingencies, many of which are beyond our control which may cause actual results, levels of activity, performance or achievements to differ materially from any future results, levels of activity, performance or achievements expressed or implied by such forward-looking statements. The Company’s actual results could differ materially from those contained in the forward-looking statements due to a number of factors, including those described under the heading “Risk Factors” in the Company’s Annual Report on Form 20-F for the year ended December 31, 2012, and in documents subsequently filed by the Company from time to time with the Securities and Exchange Commission. Unless required by law, the Company undertakes no obligation to (and expressly disclaim any such obligation to) update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

7

Exhibit 99.1

For investor and media inquiries, please contact:

Helen Plummer
Senior Investor Relations Coordinator
ChinaEdu Corporation
Phone: +1 908-442-9395
E-mail: helen@chinaedu.net

Simon Mei
Chief Financial Officer
ChinaEdu Corporation
Phone: +86 (10) 84187301
E-mail: simon@chinaedu.net

8

Exhibit 99.1

ChinaEdu Corporation

Unaudited Condensed Consolidated Balance Sheets

(in thousands, unaudited)	December 31, 2012	June 30, 2013	June 30, 2013
	RMB	RMB	US$

Current assets:
Cash and cash equivalents	385,922	230,341	37,531
Term deposits	92,028	119,746	19,511
Short-term investments	23,575	9,310	1,517
Accounts receivable	34,917	38,465	6,267
Prepaid expenses and other current assets	23,455	26,673	4,346
Amounts due from related parties-current	260,184	352,077	57,366
Deferred tax assets-current	9,571	4,029	656
Total current assets	829,652	780,641	127,194
Term deposits -non current	-	95,850	15,617
Property and equipment, net	238,563	233,113	37,982
Amounts due from a related party-non-current	41,979	41,979	6,840
Land use rights	26,049	25,745	4,195
Deposits paid for acquisition of property and equipment	3,873	3,873	631
Deferred tax assets-non-current	2,085	1,977	322
Long-term investments	801	824	134
Rental deposits	1,497	1,384	226
Acquired intangible assets, net	54,499	52,906	8,620
Goodwill	43,255	43,255	7,048
Total assets	1,242,253	1,281,547	208,809

Liabilities and equity
Current liabilities:
Short-term loan	-	67,395	10,981
Accounts payable (including accounts payable of the consolidated VIE without recourse to the Group of RMB2,007 and RMB8,120 as of December 31, 2012 and June 30, 2013, respectively)	2,401	8,493	1,384
Deferred revenues-current (including deferred revenues of the consolidated VIE without recourse to the Group of RMB23,518 and RMB24,376 as of December 31, 2012 and June 30, 2013, respectively)	134,175	140,349	22,868
Accrued expenses and other current liabilities (including accrued expenses and other current liabilities of the consolidated VIE without recourse to the Group of RMB22,113 and RMB24,523 as of December 31, 2012 and June 30, 2013, respectively)	113,558	111,423	18,155
Amounts due to related parties-current (including amounts due to related parties of the consolidated VIE without recourse to the Group of RMB1,926 and RMB1,865 as of December 31, 2012 and June 30, 2013, respectively)	35,507	54,967	8,956
Income taxes payable (including income taxes payable of the consolidated VIE without recourse to the Group of RMB10,004 and RMB9,749 as of December 31, 2012 and June 30, 2013, respectively)	49,294	41,117	6,699
Other taxes payable (including other taxes payable of the consolidated VIE without recourse to the Group of RMB4,442 and RMB4,532 as of December 31, 2012 and June 30, 2013, respectively)	27,294	29,404	4,791
Total current liabilities	362,229	453,148	73,834
Long-term loan	-	156,735	25,538
Deferred revenues-non-current (including deferred revenues of the consolidated VIE without recourse to the Group of RMB29 and RMB29 as of December 31, 2012 and June 30, 2013, respectively)	10,654	8,564	1,395
Deferred tax liabilities-non-current (including deferred tax liabilities of the consolidated VIE without recourse to the Group of RMB978 and RMB958 as of December 31, 2012 and June 30, 2013, respectively)	13,473	13,369	2,178
Unrecognized tax benefit (including unrecognized tax benefit of the consolidated VIE without recourse to the Group of RMB3,555 and RMB4,187 as of December 31, 2012 and June 30, 2013, respectively)	8,795	9,986	1,627
Total liabilities	395,151	641,802	104,572

Total ChinaEdu Corporation shareholders’ equity	650,191	430,086	70,076
Noncontrolling interests	196,911	209,659	34,161
Total equity	847,102	639,745	104,237
Total liabilities and equity	1,242,253	1,281,547	208,809

9

Exhibit 99.1

ChinaEdu Corporation

Unaudited Condensed Consolidated Statements of Operations

	Three Months Ended			Six Months Ended
(in thousands,except for percentage, share, and per share information)	June 30, 2012	June 30, 2013	June 30, 2013	June 30, 2012	June 30, 2013	June 30, 2013
	RMB	RMB	US$	RMB	RMB	US$

Gross Revenue *	119,519	143,591	23,396	239,151	265,764	43,303

Business Tax	4,486	3,353	546	10,191	6,067	990

Net Revenue:
Online degree programs	92,089	113,816	18,545	184,016	208,131	33,912
Online tutoring programs	6,389	7,647	1,246	12,398	14,378	2,343
Private primary and secondary schools	13,815	16,574	2,700	27,351	32,429	5,283
International curriculum programs	2,740	2,201	359	5,195	4,759	775
Total net revenue	115,033	140,238	22,850	228,960	259,697	42,313

Cost of revenue:
Online degree programs	31,035	35,828	5,838	61,354	67,990	11,078
Online tutoring programs	2,700	2,523	411	5,421	4,923	802
Private primary and secondary schools	10,205	11,538	1,880	20,011	22,202	3,617
International curriculum programs	3,020	1,241	202	5,683	2,550	415
Total cost of revenue	46,960	51,130	8,331	92,469	97,665	15,912

Gross profit:
Online degree programs	61,054	77,988	12,707	122,662	140,141	22,834
Online tutoring programs	3,689	5,124	835	6,977	9,455	1,541
Private primary and secondary schools	3,610	5,036	820	7,340	10,227	1,666
International curriculum programs	(280)	960	157	(488)	2,209	360
Total gross profit	68,073	89,108	14,519	136,491	162,032	26,401

Online degree programs	66.3%	68.5%	68.5%	66.7%	67.3%	67.3%
Online tutoring programs	57.7%	67.0%	67.0%	56.3%	65.8%	65.8%
Private primary and secondary schools	26.1%	30.4%	30.4%	26.8%	31.5%	31.5%
International curriculum programs	(10.2%)	43.6%	43.6%	(9.4%)	46.4%	46.4%
Gross margin	59.2%	63.5%	63.5%	59.6%	62.4%	62.4%

Operating expenses:
General and administrative	24,251	23,875	3,890	50,061	49,102	8,000
Selling and marketing	11,316	11,746	1,914	21,779	21,957	3,578
Research and development	9,894	11,894	1,938	19,671	22,940	3,738
Total operating expenses	45,461	47,515	7,742	91,511	93,999	15,316
Income from operations	22,612	41,593	6,777	44,980	68,033	11,085
Operating margin	19.7%	29.7%	29.7%	19.6%	26.2%	26.2%

Interest income	3,583	3,685	600	6,571	6,591	1,074
Interest expense	-	(2,912)	(474)	-	(4,679)	(762)
Investment income	786	-	-	1,460	368	60
Other income	266	440	72	513	863	141
Foreign exchange loss	-	(1,887)	(307)	-	(2,136)	(348)
Income before income tax and equity method investments	27,247	40,919	6,668	53,524	69,040	11,250
Income tax expense	(5,831)	(9,890)	(1,611)	(11,314)	(15,843)	(2,581)
Net income before income from equity method investments	21,416	31,029	5,057	42,210	53,197	8,669
Income from equity method investments, net of taxes	-	546	89	-	503	82
Net income	21,416	31,575	5,146	42,210	53,700	8,751
Net income attributable to the noncontrolling interests	(12,124)	(14,447)	(2,354)	(22,593)	(25,053)	(4,082)
Net income attributable to ChinaEdu	9,292	17,128	2,792	19,617	28,647	4,669
Net margin	8.1%	12.2%	12.2%	8.6%	11.0%	11.0%

Net income attributable to ChinaEdu per ADS:
Basic	0.59	1.90	0.310	1.24	2.75	0.448
Diluted	0.55	1.71	0.279	1.16	2.50	0.408

Weighted average aggregate number of ADSs outstanding:
Basic	15,852,495	9,009,390	9,009,390	15,799,250	10,420,408	10,420,408
Diluted	16,927,279	10,006,833	10,006,833	16,844,208	11,441,855	11,441,855

* Gross revenue are detailed as follows
Online degree programs	96,268	116,964	19,058	193,586	213,759	34,829
Online tutoring programs	6,511	7,776	1,267	12,668	14,648	2,387
Private primary and secondary schools	13,837	16,608	2,706	27,395	32,490	5,294
International curriculum programs	2,903	2,243	365	5,502	4,867	793

10

Exhibit 99.1

ChinaEdu Corporation

Unaudited Condensed Consolidated Statements of Cash Flow

	Three Months Ended			Six Months Ended
(in thousands, unaudited)	June 30, 2012	June 30, 2013	June 30, 2013	June 30, 2012	June 30, 2013	June 30, 2013
	RMB	RMB	US$	RMB	RMB	US$

Operating activities:
Net income	21,416	31,575	5,146	42,210	53,700	8,751
Adjustments to reconcile net income to net cash provided by(used in) operating activities:
Share-based compensation	1,892	2,383	388	4,111	4,846	790
Depreciation and amortization of property and equipment	6,304	6,383	1,040	12,608	12,756	2,078
Amortization of land use rights	152	152	25	304	304	50
Amortization of acquired intangible assets	1,036	794	129	2,021	1,593	260
Investment income	(158)	-	-	(227)	(368)	(60)
Amortization of debt discount	-	353	58	-	587	96
Loss from equity method investment	-	(66)	(11)	-	(23)	(4)
Foreign exchange loss	-	1,887	307	-	2,136	348
Provision for accounts receivables	-	117	19	340	261	43
Loss(gain) from disposal of property and equipment	16	(53)	(9)	828	(44)	(7)
Changes in assets and liabilities
Accounts receivable	(24,932)	(22,373)	(3,645)	(16,093)	(3,809)	(621)
Prepaid expenses and other current assets	(377)	(7,222)	(1,176)	(2,590)	(3,078)	(502)
Amounts due from related parties	(65,981)	(98,031)	(15,972)	(64,143)	(91,935)	(14,978)
Rental deposits	(34)	(18)	(3)	437	113	18
Accounts payable	2,324	2,813	458	4,838	6,092	993
Deferred revenues	79,370	82,937	13,513	379	4,116	671
Accrued expenses and other current liabilities	3,167	(2,621)	(427)	9,141	(2,253)	(368)
Amounts due to related parties	(6,596)	(7,219)	(1,176)	3,356	(21,672)	(3,531)
Income taxes payable	4,021	8,696	1,417	(6,581)	(8,177)	(1,332)
Other taxes payable	1,558	10,741	1,750	(3,402)	2,110	344
Deferred income taxes	608	(474)	(77)	2,964	5,546	904
Unrecognized tax benefit	586	603	98	1,226	1,191	194
Net cash provided by (used in) operating activities	24,372	11,357	1,852	(8,273)	(36,008)	(5,863)

Investing activities:
Purchase of property and equipment	(2,071)	(5,438)	(886)	(2,874)	(7,399)	(1,206)
(Purchase) maturity of term deposits	(122,000)	4,500	733	(97,865)	(123,619)	(20,142)
Purchase of investments	(12,571)	-	-	(12,571)	-	-
Proceeds from sale of investments	14,634	-	-	24,952	5,482	893
Proceeds from disposal of exclusive partnership with universities	(980)	-	-	(980)	-	-
Proceeds from disposal of property and equipment	1	138	22	1	138	22
Proceeds from disposal of equity method investments	-	8,000	1,303	-	8,000	1,303
Net cash (used in) provided by investing activities	(122,987)	7,200	1,172	(89,337)	(117,398)	(19,130)

Financing activities:
Cash dividends paid to noncontrolling shareholders	(4,642)	-	-	(4,642)	-	-
Capital contributions by noncontrolling shareholders	980	-	-	980	-	-
Proceeds from exercise of share options	2,777	266	43	3,722	266	43
Financing cost in connection with loans	-	-	-	-	(3,751)	(611)
Prepayment for shares repurchase	(886)	-	-	(886)	-	-
Proceeds from borrowings of short-term debt	-	-	-	-	68,410	11,146
Proceeds from borrowings of long-term debt	-	-	-	-	159,750	26,029
Repurchase and cancellation of ordinary shares	(385)	(21,929)	(3,573)	(385)	(253,287)	(41,269)
Loan from related party	5,500	26,000	4,236	5,500	26,000	4,236

Net cash provided by (used in) financing activities	3,344	4,337	706	4,289	(2,612)	(426)

Effect of foreign exchange rate changes	(6)	(1)	-	(11)	437	70

Cash and cash equivalents, beginning of period	275,691	207,448	33,801	273,746	385,922	62,880

Cash and cash equivalents, end of period	180,414	230,341	37,531	180,414	230,341	37,531

Net (decrease) increase in cash and cash equivalents	(95,277)	22,893	3,730	(93,332)	(155,581)	(25,349)

11

Exhibit 99.1

ChinaEdu Corporation

Unaudited Condensed Consolidated Statements of Comprehensive Income

	Three Months Ended			Six Months Ended
(in thousands, unaudited)	June 30, 2012	June 30, 2013	June 30, 2013	June 30, 2012	June 30, 2013	June 30, 2013
	RMB	RMB	US$	RMB	RMB	US$
Net income	21,416	31,575	5,146	42,210	53,700	8,751
Other comprehensive income, net of taxes
Foreign currency translation adjustments	120	2,581	421	127	3,330	543
Change in fair value of available for sale investments	205	(665)	(108)	442	(1,002)	(163)
Comprehensive income	21,741	33,491	5,459	42,779	56,028	9,131
Less: comprehensive income attributable to the noncontrollng interest	11,106	16,908	2,755	21,552	28,081	4,575
Comprehensive income attributable to ChinaEdu	10,635	16,583	2,704	21,227	27,947	4,556

12

Exhibit 99.1

ChinaEdu Corporation

Unaudited reconciliations from income from operations to adjusted income from operations (non-GAAP) and adjusted operating margin (non-GAAP)

	Three Months Ended			Six Months Ended
(in thousands, unaudited)	June 30, 2012	June 30, 2013	June 30, 2013	June 30, 2012	June 30, 2013	June 30, 2013
	RMB	RMB	US$	RMB	RMB	US$

Net revenue	115,033	140,238	22,850	228,960	259,697	42,313
Income from operations	22,612	41,593	6,777	44,980	68,033	11,085
Adjustments:
Share-based compensation	1,892	2,383	388	4,111	4,846	790
Amortization of intangible assets and land use rights	1,188	946	154	2,325	1,897	309
Adjusted income from operations (non-GAAP)	25,692	44,922	7,319	51,416	74,776	12,184
Adjusted operating margin (non-GAAP)	22.3%	32.0%	32.0%	22.5%	28.8%	28.8%

ChinaEdu Corporation

Unaudited reconciliations from net income attributable to ChinaEdu to adjusted net income attributable to ChinaEdu (non-GAAP), adjusted net margin (non-GAAP) and adjusted net income per ADS (non-GAAP)

	Three Months Ended			Six Months Ended
(in thousands, unaudited)	June 30, 2012	June 30, 2013	June 30, 2013	June 30, 2012	June 30, 2013	June 30, 2013
	RMB	RMB	US$	RMB	RMB	US$

Net revenue	115,033	140,238	22,850	228,960	259,697	42,313
Net income(loss) attributable to ChinaEdu	9,292	17,128	2,792	19,617	28,647	4,668
Adjustments:
Share-based compensation	1,892	2,383	388	4,111	4,846	790
Share-based compensation attributable to the noncontrolling interest	(110)	-	-	(287)	-	-
Amortization of intangible assets and land use rights	1,188	946	154	2,325	1,897	309
Adjusted net income attributable to ChinaEdu (non-GAAP)	12,262	20,457	3,334	25,766	35,390	5,767
Adjusted net margin (non-GAAP)	10.7%	14.6%	14.6%	11.3%	13.6%	13.6%

Adjusted net income attributable to ChinaEdu per ADS (non-GAAP):
Basic	0.77	2.27	0.370	1.63	3.40	0.553
Diluted	0.72	2.04	0.333	1.53	3.09	0.504

Weighted average aggregate number of ADSs outstanding:
Basic	15,852,495	9,009,390	9,009,390	15,799,250	10,420,408	10,420,408
Diluted	16,927,279	10,006,833	10,006,833	16,844,208	11,441,855	11,441,855

13